

Mail Stop 3561

April 19, 2018

Yulia Lazaridou
President and Chief Executive Officer
Minaro Corp.
Kleonos 8A
Lakatameia, Cyprus, 2333

> **Re:** **Minaro Corp.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2018**
> **File No. 333-223963**

Dear Ms. Lazaridou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. You disclose that "[t]o implement your plan of operations [you] require a minimum of $40,000 for the next twelve months," and if you do not raise this sum, "[y]our business will be harmed." Elsewhere in your prospectus, however, you disclose that you will need to raise $60,000 to develop your business over the next twelve months, and that $40,000 will be sufficient only to cover professional fees and minimum business development. Please clarify the amount of proceeds you will need to raise to implement your business operations, and revise your filing for consistency. Please also explain how your business "will be harmed" if you do not raise sufficient funds, including whether you will be required to cease operations. Finally, please revise your Use of Proceeds disclosure on page 15 to indicate the order of priority of the uses of proceeds listed in this section. Refer to Instruction 1 to Item 504 of Regulation S-K.

2. You disclose here that "Ms. Lazaridou, has verbally agreed to loan funds as needed to Minaro Corp. on business demand for the registration and production process." Nevertheless, in your discussion of your Liquidity and Capital Resources on page 23, you state that your funds on hand will "provide [you] with the ability to pay for the expenses related to this [o]ffering." Please clarify whether you will use funds on hand or a loan from Ms. Lazaridou to pay for expenses related to the offering. In this regard, we note your disclosure that your estimated offering expenses total $8,509.27, and your cash balance at the date of your filing was $626.

Summary Financial Information, page 8

3. You indicate in the introduction that the financial information as of January 31, 2018 was derived from unaudited financial statements. However, we note that the financial statements as of January 1, 2018 and for the period December 1, 2017 to January 31, 2018 were audited by your independent registered public accounting firm. Please revise your disclosure accordingly.

4. Please revise to also disclose summary financial information as of November 30, 2017 and for the period from March 14, 2017 (inception) to November 30, 2017 and as of January 31, 2018 and for the period from December 1, 2017 to January 31, 2018. Please ensure you disclose the amount of the net loss for each period presented.

Dilution, page 16

5. Please show us how you computed pro forma net tangible book value per share after the offering. In doing so, please tell us your consideration of offsetting the estimated costs of the offering against the gross proceeds of the offering.

6. Please include a comparison of the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Please refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

7. You disclose in the third paragraph that you have elected to take advantage of the benefits of the extended transition period in Section 107 of the Jobs Act. In the last risk factor on page 14, you disclose that you have irrevocably elected not to avail yourself to the exemption from new or revised accounting standards. Please revise your disclosure for consistency.

8. In the first sentence of the third paragraph on page 18, you disclose you are a newly organized company and have generated revenues to date. Similar disclosure is included

on page 22 under the heading "Limited Operating History; Need for Additional Capital." In each case, please revise to state that you have generated no revenue to date.

Plan of Operation, page 19

9. Your disclosures throughout this section related to the material costs of implementing your plan of operations are inconsistent with the disclosures in the rest of your registration statement. For example:

    -   your "Establish Our Office" heading states that the range of material costs will be between $350 and $8,500, but the body of your disclosure indicates that you expect costs, including equipment, to total up to $12,200;

    -   you disclose that, if you sell 75% of the shares offered, your equipment will cost you $12,200, but in Use of Proceeds, you disclose that, if you sell 75% of the shares offered, equipment will cost you $10,200;

    -   the range of material costs under "Marketing" is inconsistent with the amounts disclosed in Use of Proceeds on page 15 and the table of estimated expenses for the next twelve month period on page 21;

    -   the range of material costs under "Hire a sales workers" on page 21 is inconsistent with the amounts disclosed in Use of Proceeds and the table of estimated expenses for the next twelve-month period.

    Please revise your disclosures for consistency, or tell us why these disclosures are inconsistent.

Liquidity and Capital Resources, page 22

10. We note that liabilities reflected in the balance sheet at January 31, 2018 were $10,450 and consisted of deferred revenue of $2,800 and related party loan of $7,650. Please revise your disclosure in the first sentence of the first paragraph to conform to the balance sheet at January 31, 2018.

11. You disclose in the sixth paragraph that depreciation was $900 as of November 30, 2017. The statement of cash flows indicates depreciation was $306 for the period ended November 30, 2017. Please revise or advise.

Description of Business, page 23

12. Elsewhere in your filing, you indicate that you have not yet commenced operations, yet your disclosures in this section seem to imply that you already produce a product and are working with clients. For example, you state that "Minaro Corp. produces 3D visualizations," and "Minaro Corp. operates in a highly collaborative manner with each

client . . . ." Please revise your disclosure to clearly reflect whether you have commenced operations, and make conforming changes throughout your registration statement.

Corporate History, page 23

13. We note your disclosure that you have a signed purchase agreement with your supplier Hewlett Packard Co., Ltd. Please provide a brief description of the terms of your purchase agreement, and file the agreement as an exhibit to your registration statement. Alternatively, tell us why you do not believe this contract is material to your business. See Item 601(b)(10) of Regulation S-K.

Webpage and Marketing, page 26

14. Your statement in paragraph one that you plan to market your services in Cyprus, conflicts with your statement in paragraph four that you plan to expand your services to Cyprus market in the future "only when or if [you] have the available resources and growth to warrant it." Please revise for consistency.

Description of Securities

General, page 34

15. You disclose that there were 4 million shares of common stock issued and outstanding at January 31, 2017. However, you were incorporated on March 14, 2017, and it appears that there were 2.8 million shares of common stock issued and outstanding at November 30, 2017 and January 31, 2018. Please advise or revise.

Financial Statements, page 36

16. Your fiscal year end date disclosed in the first paragraph is incorrect. Please insert your fiscal year date of March 31 to replace MONTH 00.

17. The financial information presented in the prospectus includes the audited financial statements for the period from March 14, 2017 to November 30, 2017 and for the period December 1, 2017 through March 31, 2018. Please revise accordingly.

Statement of Operations, page F-3

18. Please insert a total for net loss from operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products